EXHIBIT 2.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES
EXCHANGE ACT OF 1934

Costamare Inc. has five classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our Common Stock and our Series B, C, D and E Preferred Stock (together, the “Preferred Stock”) (each as defined below).

The following summarizes the material terms of the Common Stock and Preferred Stock of Costamare Inc. (the “Company”) as set forth in the Company’s Amended and Restated Articles of Incorporation and the Statements of Designations for the Series B, C, D and E Preferred Stock, respectively, (collectively, the “Charter”) and the Company’s Amended and Restated Bylaws (the “Bylaws”). While we believe that the following description covers the material terms of such securities, such summary may not contain all of the information that may be important to you and is subject to, and qualified in its entirety by, reference to the Charter and the Bylaws, each of which is filed as an exhibit to the 20-F of which this Exhibit 2.1 is a part. As used herein, unless otherwise expressly stated or the context otherwise requires, the terms “Company”, “we”, “our” and “us” refer to Costamare Inc.

General

We are incorporated under the laws of the Republic of the Marshall Islands. The rights of shareholders are governed by the Marshall Islands Business Corporations Act (the “BCA”), the Charter and the Bylaws.

Authorized Stock

Under the Charter, our authorized shares of capital stock consist of 1,000,000,000 shares of Common Stock, par value $0.0001 per share, of which, as of December 31, 2019: 119,132,696 shares were issued and outstanding, and 100,000,000 shares of Preferred Stock, par value $0.0001 per share, issuable in series of which, as of December 31, 2019: no shares of Series A Preferred Stock were issued and outstanding; 2,000,000 shares of Series B Preferred Stock were issued and outstanding; 4,000,000 shares of Series C Preferred Stock were issued and outstanding; 4,000,000 shares of Series D Preferred Stock were issued and outstanding; and 4,600,000 shares of Series E Preferred Stock were issued and outstanding. All of our shares of stock are in registered form.

Common Stock

Voting Rights

Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of shareholders.

Dividends

Subject to preferences that may be applicable to any outstanding shares of Preferred Stock, holders of shares of Common Stock are entitled to receive ratably all dividends, if any, declared by our board of directors out of funds legally available for dividends.

Liquidation Rights

Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of Preferred Stock having liquidation preferences, if any, the holders of our Common Stock will be entitled to receive pro rata our remaining assets available for distribution.

Other Matters

Holders of Common Stock do not have conversion, redemption or preemptive rights to subscribe to any of our securities. All outstanding shares of Common Stock are fully paid and non-assessable. The rights, preferences and privileges of holders of Common Stock are subject to the rights of the holders of any shares of Preferred Stock which we may issue in the future. Our Common Stock is not subject to any sinking fund provisions and no holder of any shares will be required to make additional contributions of capital with respect to our shares in the future. There are no provisions in our Charter or Bylaws discriminating against a shareholder because of his or her ownership of a particular number of shares.

We are not aware of any limitations on the rights to own our Common Stock, including rights of non-resident or foreign shareholders to hold or exercise voting rights on our Common Stock, imposed by foreign law or by our Charter or Bylaws.

Preferred Stock

Voting Rights

Holders of the Preferred Stock generally have no voting rights except (1) in respect of amendments to the Articles of Incorporation which would adversely alter the preferences, powers or rights of the Preferred Stock; (2) in the event that the Company proposes to issue any parity stock, if the cumulative dividends payable on outstanding Preferred Stock are in arrears, or any senior stock; or (3) as otherwise provided in the BCA. However, if and whenever dividends payable on the Preferred Stock are in arrears for six or more quarterly periods, whether or not consecutive, holders of Preferred Stock (for this purpose the Series B, Series C, Series D and Series E Preferred Stock will vote together as a single class with all other classes or series of parity stock upon which like voting rights have been conferred and are exercisable) will be entitled to elect one additional director to serve on our board of directors, and the size of our board of directors will be increased as needed to accommodate such change (unless the size of our board of directors already has been increased by reason of the election of a director by holders of parity stock upon which like voting rights have been conferred and with which the Preferred Stock voted as a class for the election of such director). The right of such holders of Preferred Stock to elect a member of our board of directors will continue until such time as all accumulated and unpaid dividends on the Preferred Stock have been paid in full.

Dividends

Holders of Preferred Stock are entitled to receive, when, as and if declared by our board of directors out of legally available funds for such purpose, cumulative cash dividends.

The dividend rate for the Series B Preferred Stock is 7.625% per annum per $25.00 of liquidation preference per share. The dividend rate for the Series C Preferred Stock is 8.50% per annum per $25.00 of liquidation preference per share. The dividend rate for the Series D Preferred Stock is 8.75% per annum per $25.00 of liquidation preference per share. The dividend rate for the Series E Preferred Stock is 8.875% per annum per $25.00 of liquidation preference per share. These dividend rates are not subject to adjustment.

Liquidation Rights

Preferred Stock is senior to our Common Stock and to each other class or series of capital stock established after the original issue date of each class of Preferred Stock that is expressly junior to the Preferred Stock or any parity stock as to the payment of dividends and amounts payable upon liquidation, dissolution or winding up, whether voluntary or involuntary.

Each class of Preferred Stock is pari passu with the other classes of Preferred Stock that is not expressly subordinated or senior to the Preferred Stock as to the payment of dividends and amounts payable upon liquidation, dissolution or winding up, whether voluntary or involuntary.

Preferred Stock is junior to all of our indebtedness and other liabilities with respect to assets available to satisfy claims against us and each other class or series of capital stock made senior to the Preferred Stock as to the payment of dividends and amounts payable upon liquidation, dissolution or winding up, whether voluntary or involuntary.

Other Matters

The Preferred Stock will not be convertible into Common Stock or other of our securities and will not have exchange rights or be entitled or subject to any preemptive or similar rights. At a specified date in the future, each class of Preferred Stock may be redeemed, at the Company’s option, in whole or from time to time in part, at a redemption price in cash equal to $25.00 per share plus an amount equal to all accumulated and unpaid dividends thereon to the date of redemption, whether or not declared.

Stockholder Rights Plan

On October 19, 2010, the Company adopted a shareholder rights plan that authorizes the issuance to our existing stockholders of preferred share rights and additional shares of Common Stock if any third party seeks to acquire control of a substantial block of our Common Stock.

Each share of our Common Stock includes a right that entitles the holder to purchase from us a unit consisting of one-thousandth of a share of our Series A participating preferred stock at a purchase price of $25.00 per unit, subject to specified adjustments. The rights are issued pursuant to a stockholder rights agreement between us and American Stock Transfer & Trust Company, as rights agent. Until a right is exercised, the holder of such right will have no rights to vote or receive dividends or any other shareholder rights.

For a complete description of these rights, we encourage you to read the stockholder rights agreement, which the Company has filed as an exhibit to the 20-F of which this Exhibit 2.1 is a part.

Charter and Bylaws

Classified Board of Directors

The Company’s amended and restated articles of incorporation, as further amended through the date hereof, provides for a board of directors serving staggered, three-year terms. Approximately one-third of our board of directors will be elected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of our company. It could also delay shareholders who do not agree with the policies of the board of directors from removing a majority of the board of directors for two years.